SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. )*

Autoliv, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

052800109
(CUSIP Number)

Cevian Capital II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052800109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%**
14	TYPE OF REPORTING PERSON IA, OO

** See Item 6.

CUSIP No. 052800109	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $1.00 per share (the "Common Stock") of Autoliv, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Klarabergsviadukten 70, Section B, 7th Floor, Box 70381, SE-107 24 Stockholm, Sweden.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Cevian Capital II GP Limited, a limited company incorporated under the laws of Jersey (the "Reporting Person"), the general partner of Cevian Capital II Master Fund L.P., a Cayman Islands limited partnership (the "Master Fund").

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of Common Stock.

(b)	The principal business address of the Reporting Person is 4 Bond Street, St Helier, Jersey, JE4 5QR, Channel Islands.

(c)	The principal business of the Reporting Person is to serve as the sole general partner and to act as investment manager to the Master Fund.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a limited company organized under the laws of Jersey.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

CUSIP No. 052800109	SCHEDULE 13D	Page 4 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the CFDs and entered into the Swaps (each as defined in Item 6) disclosed in Item 6 of this Schedule 13D for investment purposes in the ordinary course of business because they believed the shares of Common Stock referenced by the Swaps and represented by the Swedish Depositary Receipts (as defined in Item 6) referenced by the CFDs represented an attractive investment opportunity.

On March 1, 2018, the Reporting Person issued a press release (the "Press Release"), disclosing the Master Fund's ownership of the CFDs and Swaps reported herein and its support of a separation of the Issuer's Electronics business. The description of the Press Release contained in this response to Item 4 is qualified in its entirety by reference to the Press Release, which is incorporated herein by reference and attached hereto as Exhibit 1.

In pursuing its investment purposes, the Reporting Person may, including in the near term, settle its CFDs and/or Swaps and acquire shares of Common Stock or Swedish Depositary Receipts and may further purchase, hold, vote, trade, dispose, engage in hedging and in similar transactions with respect to the shares of Common Stock or Swedish Depositary Receipts, other securities of the Issuer or securities related thereto or otherwise deal in the shares of Common Stock or other securities related thereto at times, and in such manner, as it deems advisable to benefit from changes in market prices of such shares of Common Stock or such other securities, changes in the Issuer's operations, business strategy or prospects, or from a sale (or other disposition) or merger of the Issuer or any part of the Issuer's business. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, organizational and reporting structure, prospects, business development, performance of business units, governance, management, executive compensation, development of competitive position, strategic matters and transactions (including the sale (or other disposition) or merger of the Issuer or any part of the Issuer's business), capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person has discussed and may continue to discuss such matters with management, directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person modifying the Master Fund’s ownership of the shares of Common Stock or other securities of the Issuer or securities related thereto, exchanging information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements,

CUSIP No. 052800109	SCHEDULE 13D	Page 5 of 9 Pages

proposing changes in the Issuer's operations, governance, management, listing, capitalization, use of capital, financial metrics, capital allocations, organizational and reporting structure, corporate structure, including its executive leadership team, executive compensation, acquisitions or dispositions, proposing or nominating director candidates to the Issuer’s board of directors, changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D and/or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem appropriate.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person and Item 6 below. The percentage used in this Schedule 13D is calculated based upon 87,087,509 shares of Common Stock outstanding as of February 28, 2018, as reported on the Issuer's website.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition and Item 6 below.

(c)	The Reporting Person has not effected any transactions in the shares of Common Stock within the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Master Fund has economic exposure to 2,090,653 shares of Common Stock pursuant to certain contracts for the difference (the "CFDs") which reference the Issuer's Swedish Depositary Receipts each representing one share of Common Stock (the "Swedish Depositary Receipts"). Such contracts for the difference mature on November 27, 2018. The reference prices for such contracts range from SEK 1,027.99 to SEK 1,209.16.

CUSIP No. 052800109	SCHEDULE 13D	Page 6 of 9 Pages

The Master Fund has economic exposure to 3,891,942 shares of Common Stock pursuant to cash settled equity swaps (the "Swaps"). Such Swaps mature on January 14, 2019. The reference prices for such Swaps range from $124.99 to $147.99.

The counterparties to the CFDs and Swaps are unaffiliated third party financial institutions.

The Reporting Person has economic exposure comparable to approximately 6.87% of the shares of Common Stock outstanding pursuant to the CFDs and Swaps disclosed herein. The CFDs and Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership of the Common Stock or Swedish Depositary Receipts, as applicable, but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are referenced by the Swaps or represented by the Swedish Depositary Receipts referenced by the CFDs and the Reporting Person disclaims beneficial ownership of such shares of Common Stock but has elected to file this Schedule 13D nonetheless out of an abundance of caution.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1	Press Release, dated March 1, 2018.

CUSIP No. 052800109	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2018

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title:	Director

CUSIP No. 052800109	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CEVIAN CAPITAL II GP LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Denzil Boschat	Director	Jersey	Cevian CCO and Cevian Jersey CEO	4 Bond Street, St. Helier, Jersey, JE4 5QR
Ronald M. Cacciola	Director	USA	Sole Proprieter, Snowden Management LLC	252 Snowden Lane, Princeton, New Jersey, 08450-3650, USA
W. Dexter Paine, III	Director	USA	Partner – Paine Schwartz Partners LLC	475 Fifth Avenue 17th Floor, New York, NY 10017, USA
Liam Jones	Director	Jersey	Director – Aztec Financial Services (Jersey) Limited	Aztec Group House, 11-15 Seaton Place, St Helier, Jersey, JE4 0QH
Jonathan White	Director	Jersey	Lawyer – Consultant to Ogier & Intertrust Fiduciary Services	44 Esplanade St Helier, Jersey, JE4 9WG
Jonas Örn	Head of Group Finance	Sweden	Cevian Head of Group Finance	4 Bond Street, St. Helier, Jersey, JE4 5QR

CUSIP No. 052800109	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT 1

Press release March 1, 2018

Cevian Capital’s ownership in Autoliv exceeds 5%

Cevian Capital II Master Fund L.P. has today disclosed to Autoliv, the U.S. Securities & Exchange Commission and to the Swedish regulator Finansinspektionen holdings in securities that correspond to c. 6.9% of the outstanding shares of Autoliv Inc.1

Christer Gardell of Cevian Capital commented:

“Autoliv has built an impressive position in automotive safety systems, including an attractive product portfolio in active safety and autonomous driving.

We support the decision to separate the Electronics business, named Veoneer, and are convinced that both Autoliv and Veoneer have strong potential for further value creation.”

Media contacts

Hallvarsson & Halvarsson

Johan Ramsten

+46 70 971 12 85

johan.ramsten@halvarsson.se

About Cevian Capital

Cevian Capital is the largest and most experienced activist fund manager in Europe. It invests in European public companies. It manages c. USD 16 billion of long-term capital for c. 450 pension funds, endowments, foundations, sovereign wealth funds and other investors from North America, Europe and other regions.

As a constructive activist, Cevian Capital’s strategy is to help its companies become better and more competitive over the long term, and to earn its return through an increase in the real long-term value of the companies. Cevian Capital regularly becomes a reference or anchor shareholder, and its professionals often join company boards. Its professionals currently serve on the boards of nine portfolio companies in six different countries.

Cevian Capital is a long-term investor and its investments have an average holding period of c. five years. It is a major owner of some of the largest industrial companies in Europe, including ABB, Ericsson and ThyssenKrupp.

1 Refers to CFDs and swaps with respect to 5,982,595 underlying shares. This corresponds to c. 6.9% of outstanding shares and c. 5.8% of total number of shares.